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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*
                           AIRNET COMMUNICATIONS CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)
                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                    00941P106
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                                December 31, 1999
--------------------------------------------------------------------------------
             (Date of event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]     Rule 13d-1(b)
                  [ ]     Rule 13d-1(c)
                  [X]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 pages


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SUSIP NO. 00941P106
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    PATRICOF & CO. VENTURES, INC. / 13-2647531
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)  (A) [ ]
                                                                         (B) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION
    NEW YORK
--------------------------------------------------------------------------------
                   5  SOLE VOTING POWER
                      52,028
      NUMBER OF    -------------------------------------------------------------
       SHARES      6  SHARED VOTING POWER
    BENEFICIALLY      2,159,050
      OWNED BY     -------------------------------------------------------------
        EACH       7  SOLE DISPOSITIVE POWER
      REPORTING       52,028
       PERSON      -------------------------------------------------------------
         WITH      8  SHARED DISPOSITIVE POWER
                      2,159,050
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    2,211,078
--------------------------------------------------------------------------------
10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)                                                       [ ]

--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    10.0%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    CO
--------------------------------------------------------------------------------


                                Page 2 of 6 pages


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ITEM 1.     (a)   Name of Issuer:

                  AIRNET COMMUNICATIONS CORP.

            (b)   Address of Issuer's Principal Executive Offices:

                  100 RIALTO PLACE, MELBOURNE, FL 32901

ITEM 2.     (a)   Name of Person Filing:

                  PATRICOF & CO. VENTURES, INC.

            (b)   Address of Principal Business Office or, if none, Residence:

                  445 PARK AVENUE, NEW YORK, NY 10022

            (c)   Citizenship:

                  NEW YORK

            (d)   Title of Class of Securities:

                  COMMON STOCK

            (e)   CUSIP Number:

                  00941P106

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO (section)240.13D-1(B), OR 240.13D-2(B) OR (c), CHECK WHETHER THE PERSON FILING IS A:

            (a)   |_|   Broker or dealer registered under section 15 of
                        the Act (15 U.S.C. 78o).

            (b)   |_|   Bank as defined in section 3(a)(6) of the Act (15
                        U.S.C. 78c).

            (c)   |_|   Insurance company as defined in section
                        3(a)(19) of the Act (15 U.S.C. 78c).

            (d)   |_|   Investment company registered under section 8 of
                        the Investment Company Act of 1940 (15 U.S.C. 80a-8).

            (e)   |_|   An investment adviser in accordance with (section)
                        240.13d-1(b)(1)(ii)(E).

            (f)   |_|   An employee benefit plan or
                        endowment fund in accordance with (section)
                        240.13d-1(b)(1)(ii)(F).

            (g)   |_|   A parent holding company or control
                        person in accordance with (section)
                        240.13d-1(b)(1)(ii)(G).

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            (h)   |_|   A savings association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act (12 U.S.C. 1813).

            (i)   |_|   A church plan that is excluded from the definition of
                        an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

            (j)   |_|   Group, in accordance with (section)
                        240.13d-1(b)(1)(ii)(J).

ITEM 4.     OWNERSHIP:

            (a)   Amount Beneficially Owned: 2,211,078

            (b)   Percent of Class: 10.0%

            (c)   Number of Shares as to which the person has:

                  (i)   sole power to vote or direct the vote 52,028*

                  (ii)  shared power to vote or direct the vote 2,159,050*

                  (iii) sole power to dispose or direct the disposition
                        of 52,028

                  (iv) shared power to dispose or direct the disposition of 2,159,050*

            * SEE RIDER A ATTACHED

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  NOT APPLICABLE

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

                  NOT APPLICABLE

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

                  NOT APPLICABLE

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  NOT APPLICABLE

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP:

                  NOT APPLICABLE


                                Page 4 of 6 pages


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ITEM 10.    CERTIFICATION

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 PATRICOF & CO. VENTURES, INC.


                                                 By: /s/Alan Patricof
                                                     ----------------
                                                        Name: Alan Patricof
                                                        Title:   Chairman


Date: February 4, 2000



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                                     RIDER A

AS OF DECEMBER 31, 1999, PATRICOF & CO. VENTURES, INC. ("PATRICOF") MAY BE DEEMED TO BE THE BENEFICIAL OWNER OF 994,392 SHARES OF COMMON STOCK (4.5%) OWNED BY APA EXCELSIOR III, L.P., A DELAWARE LIMITED PARTNERSHIP ("EXCELSIOR III"), 378,958 SHARES OF COMMON STOCK (1.7%) OWNED BY APA EXCELSIOR III/OFFSHORE, L.P., A DELAWARE LIMITED PARTNERSHIP ("OFFSHORE"), 785,700 SHARES OF COMMON STOCK (3.5%) OWNED BY THE P/A FUND, L.P. A PENNSYLVANIA LIMITED PARTNERSHIP ("P/A") AND 52,028 SHARES OF COMMON STOCK (0.3%) OWNED BY LANDMARK EQUITY PARTNERS V, L.P. A DELAWARE LIMITED PARTNERSHIP ("LANDMARK"). EACH OF SUCH ENTITIES IS MANAGED OR ADVISED BY PATRICOF AND, AS SUCH, PATRICOF MAY BE DEEMED TO HAVE SHARED VOTING AND DISPOSITIVE POWER WITH THE GENERAL PARTNERS OF EXCELSIOR III, P/A AND OFFSHORE WITH RESPECT TO 2,159,050 SHARES OF COMMON STOCK OWNED BY EXCELSIOR III, P/A AND OFFSHORE AND SOLE VOTING AND DISPOSITIVE POWER WITH RESPECT TO 52,028 SHARES OF COMMON STOCK OWNED BY LANDMARK.



                                Page 6 of 6 pages